MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada
L4G 7K1

Tel:  905-726-2462
Fax:  905-726-7173
www.magna.com

Magna International - TSX accepts Notice of Intention to Make Normal Course Issuer Bid

AURORA, ON, Nov. 9, 2011 /CNW/ - Magna International Inc. (TSX: MG, NYSE: MGA) today announced that the Toronto Stock Exchange ("TSX") had accepted its Notice of Intention to Make a Normal Course Issuer Bid (the "Notice"). Pursuant to the Notice, we may purchase up to 12,000,000 Magna Common Shares (the "Bid"), representing approximately 5.1% of our public float. As at November 7, 2011 we had 236,821,674 issued and outstanding Common Shares, including a public float of 235,416,021 Common Shares. During the previous 12 months, the Corporation has purchased 7,678,300 Common Shares pursuant to a normal course issuer bid at an average purchase price of US$38.79 per Common Share.

The primary purposes of the Bid are purchases for cancellation, as well as purchases to fund our stock-based compensation awards or programs and and/or our obligations to our deferred profit sharing plans. The Corporation may purchase its Common Shares, from time to time, if it believes that the market price of its Common Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of the Corporation.

The Bid will commence on November 11, 2011 and will terminate no later than November 10, 2012. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the New York Stock Exchange ("NYSE") in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.
The rules and policies of the TSX contain restrictions on the number of shares that can be purchased under the Bid, based on the average daily trading volumes of the Common Shares on the TSX. Similarly, the safe harbor conditions of Rule 10b-18 impose certain limitations on the number of shares that can be purchased on the NYSE per day. As a result of such restrictions, subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid on the TSX is 198,576. Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. Subject to regulatory requirements, the actual number of Common Shares and the timing of purchases, if any, will be determined by us having regard to future price movements and other factors. All purchases will be subject to our normal trading blackouts.

We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.

Magna has over 107,000 employees in 275 manufacturing operations and 85 product development, engineering and sales centres in 26 countries.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, future purchases of our Common Shares under the Normal Course Issuer Bid. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "should" "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: the potential for a slower than anticipated economic growth or a deterioration of economic conditions;
potential disruptions in the capital and credit markets; uncertainty with respect to the financial condition of a number of governments, particularly in Europe; production volume levels; the impact of the insolvency or bankruptcy of a critical supplier; the highly competitive nature of the automotive parts supply business; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; the inability of sub-suppliers to timely accommodate demand for their parts; a shift away from technologies in which we are investing; restructuring, downsizing and/or other significant non-recurring costs; impairment charges related to goodwill, long-lived assets and deferred tax assets; our ability to diversify our sales; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content;
our ability to shift our manufacturing footprint to take advantage of opportunities in growing markets; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other growing markets; exposure to elevated commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims and/or regulatory actions against us; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; the potential bankruptcy of a major automotive customer; our non-controlling interest in Magna E-Car Systems; our ability to recover our initial or any potential subsequent investment(s) in Magna E-Car Systems;
risks related to the electric vehicle industry itself; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information:
Vincent J. Galifi
Executive Vice-President and Chief Financial Officer of Magna at (905) 726-7100